Exhibit 99.1

Invitel Holdings A/S Announces Termination of Trading on NYSE Amex and Certain Other Matters

NEW YORK--(BUSINESS WIRE)--February 17, 2010--Invitel Holdings A/S (NYSE AMEX:IHO) announced today that following the close of trading today on the NYSE Amex stock exchange, the NYSE Amex will remove Invitel’s American Depositary Shares (“ADSs”, which represent ordinary shares of Invitel Holdings A/S) from trading on the NYSE Amex stock exchange. The removal by the NYSE Amex is based on the expected February 18, 2010 effectiveness of Invitel Holdings’ filing on Form 25, which Invitel Holdings filed on February 8, 2010 with both the U.S. Securities and Exchange Commission and the NYSE Amex to delist its ADSs from the NYSE Amex stock exchange.

Following the delisting of its ADSs from the NYSE Amex, Invitel Holdings will take the necessary steps to deregister from the SEC and to cease reporting under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC. Upon the filing of the Form 15, the obligation of Invitel Holdings to file periodic reports with the SEC under the Exchange Act will be suspended immediately. The deregistration will be effective 90 days after the filing, unless the Form 15 is earlier withdrawn by Invitel Holdings or denied by the SEC. Invitel Holdings reserves the right to delay or withdraw the filing of the Form 15 for any reason prior to its effectiveness.

INITIATION OF COMPULSORY ACQUISITION PROCEDURE BY MID EUROPA

The decision by Invitel Holdings to delist its ADSs from the NYSE Amex and to deregister from the SEC follows the completion by Mid Europa Partners of its tender offer to purchase any and all of the outstanding ordinary shares of Invitel Holdings and any and all of the ADSs representing such ordinary shares. Following the completion of the tender offer, Mid Europa now owns approximately 91.8% of the outstanding ordinary shares of Invitel Holdings. Mid Europa has begun the process to acquire the remaining Invitel Holdings ordinary shares in a compulsory acquisition procedure under Danish law (the “Compulsory Acquisition”). The Compulsory Acquisition is expected to be completed by July 8, 2010, at which point Mid Europa is expected to own all of the outstanding ordinary shares of Invitel Holdings. As a result of the initiation of the Compulsory Acquisition, Invitel Holdings has commenced the process of terminating the Deposit Agreement dated February 27, 2009 with Deutsche Bank Trust Company Americas, which governs the ADSs. The termination is expected to be effective following the completion of the Compulsory Acquisition.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

Forward-Looking Statements and Legal Information

The information above includes forward-looking statements about Invitel Holdings A/S and its subsidiaries. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel Holdings. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel Holdings’ U.S. Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel Holdings’ filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. Invitel Holdings operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel Holdings cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel Holdings has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.

CONTACT:
Invitel Holdings A/S
Hungary:
Robert Bowker, Chief Financial Officer, (011) 361-801-1374
or
U.S.:
Peter T. Noone, General Counsel, 206-654-0204